UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             PRESIDIO CAPITAL CORP.
                                (Name of Issuer)

                   Class A Common Shares, U.S. $.01 par value
                         (Title of Class of Securities)

                                    G72201109
                                 (CUSIP Number)


                            Richard J. Sabella, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 28, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5 Pages

                                  SCHEDULE 13D

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CUSIP No.  G72201109                                         Page 2 of 5 Pages
                                                                  --   --
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- ------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Presidio Holding Company, LLC - EIN 13-3958513
- ------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a)
                                                                             (b)
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3        SEC USE ONLY
- ------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See instructions)

         00 - Equity Contribution
- ------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
- ------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         The Reporting Person is organized under the laws of New York
- -----------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             6,755,586
     NUMBER OF
                      --------------------------------------------------------
       SHARES           8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY
                      --------------------------------------------------------
        EACH            9    SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH              6,755,586
                      --------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
- ------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,755,586
- ------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See instructions)
- ------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         approximately 67.6%
- ------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See instructions)

         00 - Limited Liability Company
- ------------------------------------------------------------------------------

                                 Page 2 of 5 Pages

Item 1. Security and Issuer.

     This Amendment No. 1 amends the Statement on Schedule 13D with respect to the Class A Common Shares (the "Class A Shares") of Presidio Capital Corp. (the "Issuer"), previously filed on July 28, 1997 by the reporting person named therein (the "Schedule 13D"). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is amended by adding the following:

     On August 28, 1997, the Reporting Person purchased the entire interest in IRP II, LLC, a Delaware limited liability company ("IRP II"), for $30 million, under the terms and conditions of the IRP Purchase Agreement (the "IRP Purchase Agreement") dated as of August 28, 1997 by and between Presidio Holding Company, LLC and IR Partners (the "Seller"). The Seller is a New York general partnership whose partners consist of Steinhardt Management Company, LLC ("Steinhardt Management"), certain of its affiliates and accounts managed by it and Roundhill Associates III LLC ("Roundhill III"). Roundhill III is a limited partnership whose general partners are Charles E. Davidson, the Chairman of the Board of the Issuer ("Chairman"), and Joseph M. Jacobs, the President and Chief Executive Officer of the Issuer ("President"), and whose limited partner is Robert Holtz, a Vice-President of the Issuer ("Vice-President"). The Issuer is managed under certain agreements with Wexford Management LLC and Steinhardt Management (together, the "Managing Agents").

     Prior to its purchase by the Reporting Person, IRP II held an undivided ownership interest in 1.2 million shares of Class B Common Shares (the "Class B Shares"), U.S. $.01 par value, of the Issuer. Upon the Reporting Person's purchase of the entire interest in IRP II, Steinhardt Management and its affiliates ceased beneficially to own in the aggregate 5% or more of the outstanding shares of common stock of the Issuer, which triggered an automatic conversion of the Class B Shares to an equivalent number of Class A Shares pursuant to the Issuer's Amended and Restated Memorandum of Association.

     The source of funds used to pay for the interest in IRP II was a capital contribution received from the members of Northstar. Northstar received such funds from long-term loans from a commercial lender on terms that include an equity participation factor and which require payment out of Net Available Cash.

     The IRP Purchase Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

     In connection with the Reporting Person's purchase of its interest in IRP II, the Reporting Person and the Seller exchanged certain releases and the Reporting Person executed certain indemnities in connection with the management of the Issuer and its affiliates and other matters. The Seller and certain affiliates and related persons including the Managing Agents provided releases of certain claims, if any, to the Issuer and certain affiliates and the Reporting Person agreed to use its best efforts to cause the Issuer to release certain claims, if any, held by the Issuer against the Seller and certain affiliates and related persons, including the Managing Agents, and to indemnify the Seller and certain affiliates and related persons, including the Managing Agents, against certain claims that may be asserted against them. The Reporting Person also obtained an agreement from Seller and its partners and their affiliates to release their claims, if any, against the Farallon Sellers relating to the Farallon Sellers' activities with respect to the Issuer, subject to the satisfaction of certain conditions.

     In connection with the purchase of the interest in IRP II from the Seller, the Reporting Person has agreed to purchase from Chairman, President and Vice-President the partnership interests in the two partnerships that

                               Page 3 of 5 Pages

own all of the membership interests in T-Two Holding, L.L.C. ("T-Two LLC"), which is the 99% limited partner of T-Two Partners, L.P. ("T-Two L.P."), the entity that purchased the Grantor Trust T-2 Certificate (the "T-2 Certificate") described in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 ("10-K"). As a result of this transaction, the Reporting Person will become the obligor on the $31.5 million note owing to the Issuer, the proceeds of which were used to capitalize T-Two LLC and T-Two L.P. so that T-Two L.P. could purchase the T-2 Certificate. Under certain circumstances described in the Rights Offering Agreement attached to the 10-K, the Reporting Person will be obligated to offer to the Issuer's shareholders the opportunity to purchase membership interests in T-Two LLC. It is the intention of the Reporting Person to conduct the rights offering after it purchases the partnership interests in the two members of T-Two LLC.

     With respect to T-Two General, L.P. ("T-Two General"), the 1% general partner of T-Two L.P., the Reporting Person has purchased the limited partnership interests in T-Two General which were held by certain affiliates of Chairman and President. The Reporting Person has also entered into an Amended and Restated Administrative Services Agreement with respect to the management of T-Two L.P.

     The Reporting Person funded a loan to a newly formed, wholly-owned affiliate of Chairman and President, the proceeds of which were used by such affiliate to acquire all of the outstanding stock of the general partner of T-Two General held by Chairman and President. Under certain circumstances set forth in the loan agreement relating to such loan, the loan is convertible into 99% of all the issued and outstanding equity interest in such affiliate.

     The Reporting Person has revised its resolution to remove the existing Class A Directors to be effective on September 16, 1997. The Issuer has commenced an action in the High Court of Justice of the British Virgin Islands which has the effect of tolling the effectiveness of the resolution. The existing Class A Directors are considering resigning and appointing as their successors Edward Scheetz, David Hamamoto and David King, although there are no understandings or agreements requiring such action.

Item 5. Interest in Securities of the Issuer.

     Item 5 is amended by adding the following:

     (d) As of September 1, 1997, the Reporting Person beneficially owns 6,755,586 Class A Shares; approximately a 67.6% interest in the Issuer;

     (e) As of September 1, 1997, sole power to vote - 6,755,586 Class A Shares; sole power to dispose - 6,755,586 Class A Shares.

     (f) To the best of the Reporting Person's knowledge, the aggregate number of Class A Shares of the Issuer outstanding as of September 1, 1997 is 10,000,000, which Class A Shares constitute the entire equity interest in the Issuer.

Item 7. Material to be Filed as Exhibits.

     Item 7 is amended by adding the following:

Exhibit 2 IRP II Purchase Agreement dated as of August 28, 1997 by and between Presidio Holding Company, LLC and IR Partners.


                                 Page 4 of 5 Pages

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 4, 1997


                                         PRESIDIO HOLDING COMPANY, LLC


                                         By:  /s/ Edward Scheetz
                                              ------------------------------
                                         Title:  Authorized Signatory






                             Page 5 of 5 Pages